UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 11, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 11 May 2023 entitled ‘Vodafone and e& Form Strategic Relationship Across Europe, the Middle East and Africa’.

11 May 2023

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

VODAFONE AND e& FORM STRATEGIC RELATIONSHIP
ACROSS EUROPE, THE MIDDLE EAST AND AFRICA

Vodafone Group Plc (“Vodafone”) and Emirates Telecommunications Group Company PJSC (“e&”) today announced that they have agreed a strategic relationship that brings the two operators closer together in certain aspects of their businesses.

As part of this strategic relationship, Vodafone and e& have entered into a relationship agreement that establishes e& as a cornerstone shareholder of Vodafone (the “Relationship Agreement”). This is the next phase in a strategic relationship that began in May 2022, when e& made its original investment in Vodafone.

The strategic relationship also enables collaboration across a broad range of growth areas, as e& and Vodafone can benefit from each other’s respective operational scale and complementary geographic footprint. The key areas of commercial collaboration that Vodafone and e& will initially pursue include:

•	In Enterprise, Vodafone and e& will explore jointly offering cross-border digital services and solutions to multi-national customers and public sector organisations. Services will include fixed and mobile connectivity, Mobile Private Networks, IoT, cybersecurity and cloud-based services.
•	In Procurement, Vodafone and e& will seek to share best practice and may adopt joint procurement.
•	In Carrier, Wholesale & Roaming, the two operators will work together to become the partner of choice in providing access to high-quality digital infrastructure.
•	In Technology, both teams will seek to work together on a technology roadmap, including the evolution and adoption of OpenRAN.

Under the terms of the Relationship Agreement, the Group Chief Executive Officer of e&, will join the Vodafone Board as a non-executive Director (the “e& Nominee”), for as long as e& maintains its current shareholding of 14.6%. e& will also have the ability to nominate a second non-executive Director (the “Independent Nominee”), independent of e&, if its shareholding exceeds 20% (subject to certain adjustments while regulatory approvals are outstanding). These appointments are subject to receipt by e& of the required regulatory approvals. Other key terms of the Relationship Agreement are summarised below.

Margherita Della Valle, Vodafone Group Chief Executive, said: “We know e& well and I’m delighted we have strengthened our existing relationship through this strategic partnership. This closer alignment allows us to capture opportunities in our respective markets and brings additional telecoms experience to our Board.”

Hatem Dowidar, Chief Executive Officer of e&, said: “Our investment in Vodafone is anchored by Vodafone Group's established position and worldwide reputation as a prominent industry player that provides cutting-edge connectivity and digital services. This aligns with e&’s vision of becoming a global telecom and technology player.

We extend a warm welcome to Margherita Della Valle as Vodafone's newly appointed Group Chief Executive Officer, and we have full confidence in her leadership abilities to steer the company toward growth. We are convinced that our strategic relationship will unlock opportunities for both companies to explore the swiftly expanding global telecom market and next-generation technologies”.

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

For more information from Vodafone, please contact:

Investor Relations	Media Relations

investors.vodafone.com ir@vodafone.co.uk	vodafone.com/media/contact groupmedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

For more information from e&, please contact:

Investor Relations

ir@eand.com www.eand.com

Relationship agreement key terms

The Nominees

•	Both the e& Nominee and the Independent Nominee (the “Nominees”) may be replaced from time to time by e&, subject to certain procedures agreed in the Relationship Agreement. They shall also be subject to annual (re-)election by Vodafone’s shareholders.
•	The e& Nominee shall be appointed to the Nominations and Governance committee. The Nominees will be entitled to be appointed to other committees of the Board on the same basis as other non-executive directors but will not be entitled to be appointed to the Audit and Risk Committee or the Remuneration Committee for so long as their appointment on such committees would not be in compliance of the UK Corporate Governance Code and/or the Nasdaq Listing Rules applicable to Vodafone.
•	The appointment of the Nominees will be terminated if e& falls below the relevant shareholding thresholds applicable to each Nominee, the Relationship Agreement is terminated or, subject to the terms of the Relationship Agreement, if they fail to comply with applicable law or are removed from office by the shareholders.

Standstill, lock-up and corporate actions

Subject to certain customary exceptions, e& undertakes to:

•	not acquire any interests in Vodafone’s shares which would result in it and its affiliates having an interest exceeding 24.99%;
•	not dispose of Vodafone shares for two years (save for a maximum of 3% of Vodafone’s shares during each twelve-month period); and
•	refrain from taking certain other public actions, including requisitioning a shareholder meeting or proposing any resolution to be put forward at a shareholder meeting.

Public statements, confidentiality and information sharing

•	e& and Vodafone have agreed to certain mutual non-disparagement provisions in relation to public statements about the other party and their respective affiliates, or current or former directors, officers or employees.
•	e& will be subject to customary confidentiality obligations.

About e&

e& is one of the world’s leading technology and investment groups. With consolidated net revenue at AED 52.4 billion and consolidated net profit of AED 10 billion for 2022, its high credit ratings reflect the company’s strong balance sheet and proven long-term performance.

 Founded in Abu Dhabi more than four decades ago as the UAE’s first telecommunications company, the Group now operates in 16 countries across the Middle East, Asia and Africa.

 e& provides innovative digital solutions, smart connectivity and next-generation technologies to a variety of customer segments through its business pillars: etisalat by e&, e& international, e& life, e& enterprise and e& capital.

 To learn more about e&, please visit: https://eand.com/

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services. Vodafone operates mobile and fixed networks in 22 countries, including 5 joint ventures and associates, and partners with mobile networks in 46 more. As of 31 December 2022, we had over 330 million mobile customers, more than 28 million fixed broadband customers, and 21 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting over 155 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrated its 15th anniversary in 2022. M-Pesa is the region's largest fintech platform, providing access to financial services to more than 58 million people in a secure, affordable and convenient way. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies. We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at http://www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 11, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary